UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41263

Anghami Inc.

(Exact name of registrant as specified in its charter)

16th Floor, Al-Khatem Tower, WeWork Hub71
Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

Convertible Note Transaction

On December 16, 2024, Anghami Inc. (the “Company”) announced the sale of a senior unsecured convertible note in the amount of $12,000,000 (the “Initial Note”) pursuant to a Convertible Note Purchase Agreement (the “Note Purchase Agreement”), dated December 16, 2024 (the “Funding Date”), to OSN Streaming Limited, a Cayman Islands exempted company (“OSN”). On December 16, 2024, the Company issued a press release announcing the transaction, which is furnished as Exhibit 99.1 to this Form 6-K.

Pursuant to the Note Purchase Agreement, OSN may elect to purchase additional senior unsecured convertible notes in the same form as the Initial Note in an aggregate principal amount up to an additional $43,000,000 (the “Additional Notes”) during the 18-month period following the Funding Date. The Company will evaluate future capital requirements from time to time and in doing so, may request OSN to exercise its right to purchase the Additional Notes, on the terms and conditions set forth in the Note Purchase Agreement; however, OSN is not obligated to exercise its right to acquire Additional Notes.

Notes issued under the Note Purchase Agreement (including the Initial Note and the Additional Notes, the “Notes”) will mature on December 16, 2027 (the “Maturity Date”). Interest will accrue on the outstanding principal amount of each Note issued at a rate of 11.0% per annum, payable in kind (the “PIK Interest”) by adding the accrued PIK Interest to the outstanding principal amount of such Note on a monthly basis.

OSN may, at its sole discretion, elect to convert any portion of the outstanding principal amount of any Note issued and the accrued and unpaid PIK Interest thereon into ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of the Company at a per share conversion price equal to (i) $2.50, if such conversion occurs before the first anniversary of the Funding Date, (ii) $2.75, if such conversion occurs on or after the first anniversary and before the second anniversary of the Funding Date, or (iii) $3.00, if such conversion occurs on or after the second anniversary of the Funding Date. Notwithstanding the foregoing, OSN may not convert any PIK Interest into Ordinary Shares without providing written notice to the Company of its intention to do so, which shall not be effective until the 61st day after such notice is delivered to the Company. OSN may waive this requirement by providing written notice to the Company, which shall not be effective until the 61st day after such notice is delivered to the Company. The outstanding principal amount of any Note issued and the accrued and unpaid PIK Interest thereon will be automatically converted into Ordinary Shares at a per share conversion price equal to $3.00 on the Maturity Date (subject to adjustment pursuant to the Notes).

The Notes include customary covenants, subject to specified exceptions. Such covenants and exceptions include that the Company is prohibited from incurring additional debt without the consent of OSN, other than in connection with working capital and receivable financing up to $20.0 million, plus, under certain circumstances, the difference between $55.0 million and the aggregate principal amounts of all Notes issued at such time. The Notes include customary events of default, the occurrence of which may result in the acceleration of the maturity of the Notes.

The Ordinary Shares issuable upon conversion of the Notes constitute “Registrable Securities” pursuant to, and are entitled to the benefits of, the registration rights agreement, dated April 1, 2024, by and between the Company and OSN, which is attached hereto as Exhibit 99.4.

The Company intends to use the net proceeds from the offering of the Notes for working capital, growth, and general corporate purposes.

The issuance of the Initial Note and any Additional Notes pursuant to the Note Purchase Agreement has been approved by the board of directors of the Company upon the unanimous recommendation of a special committee of the board of directors of the Company comprised of directors who are not affiliated with OSN.

The foregoing descriptions of the Note Purchase Agreement and the Notes are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the Note Purchase Agreement and the Notes, which are attached hereto as Exhibits 99.2 and 99.3, respectively.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release, dated December 16, 2024
99.2*#	Convertible Note Purchase Agreement, by and between the Company and OSN Streaming Limited, dated as of December 16, 2024
99.3#	Senior Unsecured Convertible Note, issued by the Company to OSN Streaming Limited, dated as of December 16, 2024
99.4	Registration Rights Agreement, dated April 1, 2024, by and between OSN Streaming Limited and Anghami Inc. (incorporated by reference to Exhibit 99.3 to the Company’s Form 6-K filed with the SEC on April 3, 2024).

*	Certain of the exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of such schedules and exhibits, or any section thereof, to the SEC upon request.

#	Certain information contained in this exhibit has been omitted pursuant to Item 601(b)(10) because such information (i) is not material and (ii) is the type of information that the Company both customarily and actually treats as private and confidential.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ANGHAMI INC.

Date: December 16, 2024	By:	/s/ Elias Habib
	Name:	Elias Habib
	Title:	Chief Executive Officer

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